EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Registration Statement on Form S-3 of our reports dated March 1, 2019, relating to the financial statements and financial statement schedule of Vector Group Ltd. (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the Company’s adoption of Financial Accounting Standards Board Accounting Standards Codification 606, Revenue from Contracts with Customers, and related amendments), and the effectiveness of Vector Group Ltd.’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of Vector Group Ltd. for the year ended December 31, 2018, and to the reference to us under the heading "Experts" in the Prospectus, which is part of this Registration Statement.
DELOITTE & TOUCHE LLP
Miami, Florida
April 19, 2019